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NEWS
KADANT
AN ACCENT ON INNOVATION
One Technology Park Drive
Westford, MA 01886

Investor contact: Thomas M. O'Brien, 978-776-2000
Media contact: Wes Martz, 269-278-1715


**Kadant Reports 2012 Third Quarter Results**
**Achieves $0.66 Diluted EPS; a Record on an Adjusted Basis**
**Raises Revenue and EPS Guidance for Full Year**


WESTFORD, Mass., October 29, 2012 – Kadant Inc. (NYSE:KAI) reported its financial results for the third quarter ended September 29, 2012.

**Third Quarter 2012 Financial Highlights**

- GAAP diluted earnings per share (EPS) from continuing operations was $0.66 in the third quarter of 2012 compared to $0.80 in the third quarter of 2011. Guidance was $0.49 to $0.51.

- Adjusted diluted EPS was a record $0.66 in the third quarter of 2012, increasing 40% compared to $0.47 in the third quarter of 2011.

- Including the discontinued operation, GAAP diluted EPS was $0.74 in the quarter compared to $0.70 in the third quarter of 2011.

- Revenues were $86.6 million in the quarter, up 3% including a 4% unfavorable foreign currency translation effect, compared to the third quarter of 2011. Guidance was $80 to $82 million.

- Cash flows from continuing operations were $13.2 million in the quarter, up 7% from the third quarter of 2011.

- Net cash was $41.5 million at the end of the quarter, the highest level in over seven years.

- We entered into a new unsecured five-year $100 million credit facility in August.

Note: Adjusted diluted EPS is a non-GAAP measure that excludes certain items as detailed later in this press release under the heading "Use of Non-GAAP Financial Measures" and in the reconciliation tables below.

**Management Commentary**

"We had another excellent quarter and are on pace to achieve record adjusted diluted EPS for the full year 2012," said Jonathan W. Painter, president and chief executive officer of Kadant. "GAAP diluted EPS from continuing operations was $0.66 and well above our guidance of $0.49 to $0.51 due to higher revenues and a lower effective tax rate. We set a new record for the highest quarterly adjusted diluted EPS result achieved in our twenty-year history as a public company.

"Revenues of $86.6 million also exceeded our guidance, which was $80 to $82 million, and included an unfavorable foreign currency translation effect of $3.6 million. The increase in third quarter revenue was largely in our doctoring, cleaning, and filtration product line, which was up 10 percent compared to the third quarter of 2011.

"Overall, our operating performance in the third quarter was excellent. Our gross margins remained solid at 43.4 percent, operating income was $9.9 million, and adjusted EBITDA, a non-GAAP measure, was $12.1 million. If we had an area of disappointment, it was our bookings, which were impacted by global economic uncertainty, particularly in Europe.

"Consolidated bookings were $69.3 million in the third quarter of 2012, down 27 percent from last year's third quarter due to lower capital bookings. Although the uncertain macroeconomic environment certainly impacted our third quarter bookings, we believe the timing of capital orders also played a role. For example, we have several projects in the pipeline, which we believe will be booked as orders in the fourth quarter."

**Third Quarter 2012**

Kadant reported revenues from continuing operations of $86.6 million in the third quarter of 2012, an increase of $2.2 million compared with $84.4 million in the third quarter of 2011. Revenues in the third quarter of 2012 included a $3.6 million decrease from foreign currency translation. Operating income from continuing operations was $9.9 million in the third quarter of 2012 compared to $10.8 million in the third quarter of 2011. Operating income in the third quarter of 2011 included income of $2.3 million related to a gain from the sale of assets.

Net income was $8.5 million in the third quarter of 2012, or $0.74 per diluted share, compared to $8.6 million, or $0.70 per diluted share, in the third quarter of 2011. Income from discontinued operation in the third quarter of 2012 was $0.9 million, or $0.08 per diluted share, compared to a loss in the third quarter of 2011 of $1.2 million, or $0.10 per diluted share, both due to adjustments to the estimated liability associated with the composites' class action settlement. Net income in the third quarter of 2011 included an after-tax gain from the sale of assets of $2.0 million, or $0.16 per diluted share, and a benefit from discrete tax items of $2.1 million, or $0.17 per diluted share, primarily due to the favorable resolution of an uncertain tax position. Adjusted net income, a non-GAAP measure, in the third quarter of 2012 was $7.6 million, or $0.66 per diluted share, compared to $5.7 million, or $0.47 per diluted share, in the third quarter of 2011.

| Adjusted Net Income and Adjusted Diluted EPS Reconciliation (non-GAAP) | Three Months Ended Sept. 29, 2012 | | Three Months Ended Oct. 1, 2011 | |
|---|---|---|---|---|
| | ($ in millions) | Diluted EPS | ($ in millions) | Diluted EPS |
| Net Income and Diluted EPS Attributable to Kadant, as reported | $ 8.5 | $ 0.74 | $ 8.6 | $ 0.70 |
| (Income) loss from discontinued operation | (0.9) | (0.08) | 1.2 | 0.10 |
| Income and Diluted EPS from Continuing Operations, as reported | 7.6 | 0.66 | 9.8 | 0.80 |
| Adjustments for the following: | | | | |
| Gain from the sale of assets | - | - | (2.0) | (0.16) |
| Benefit from discrete tax items | - | - | (2.1) | (0.17) |
| Adjusted Net Income and Adjusted Diluted EPS | $ 7.6 | $ 0.66 | $ 5.7 | $ 0.47 |

**Guidance**

"Our strong third quarter performance has put us on track to have a record annual adjusted diluted EPS performance in 2012," Mr. Painter continued. "Looking forward, we expect to achieve GAAP diluted EPS from continuing operations of $0.35 to $0.37 in the fourth quarter of 2012 on revenues of $77 to $79 million. For the full year, we expect to achieve GAAP diluted EPS from continuing operations of $2.18 to $2.20 on revenues of $331 to $333 million, increased from our previous guidance of $2.05 to $2.10 on revenues of $325 to $330 million."

**Conference Call**

Kadant will hold a webcast with a slide presentation for investors on Tuesday, October 30, 2012, at 11 a.m. eastern time to discuss its third quarter performance, as well as future expectations. To access the webcast, including the slideshow and accompanying audio, go to www.kadant.com and click on the "Investors" tab. To listen to the webcast via teleconference, call 866-804-6926 within the U.S., or +1-857-350-1672 outside the U.S. and reference participant passcode 83375884. Prior to the call, our earnings release and the slides used in the webcast presentation will be filed with the Securities and Exchange Commission and will be available at www.sec.gov. An archive of the webcast presentation will be available on our Web site until November 29, 2012.

Shortly after the webcast, Kadant will post its updated general investor presentation incorporating the third quarter results on its Web site at www.kadant.com under the "Investors" tab.

**Use of Non-GAAP Financial Measures**

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including increases or decreases in revenues excluding the effect of foreign currency translation, adjusted operating income, adjusted net income, adjusted diluted EPS, earnings before interest, taxes, depreciation, and amortization (EBITDA), and adjusted EBITDA.

We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our core business, operating results, or future outlook. We believe that the inclusion of such measures helps investors to gain a more complete understanding of our underlying operating performance and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts and to the performance of our competitors. Such measures are also used by us in our financial and operating decision-making and for compensation purposes. We also believe this information is responsive to investors' requests and gives them additional measures of our performance.

The non-GAAP financial measures included in this press release are not meant to be considered superior to or a substitute for the results of operations prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this press release have limitations associated with their use as compared to the most directly comparable GAAP measures, in that they may be different from, and therefore not comparable to, similar measures used by other companies.

We present increases or decreases in revenues excluding the effect of foreign currency translation to provide investors insight into underlying revenue trends.

Adjusted operating income and adjusted EBITDA exclude a gain from the sale of assets of $2.3 million in the three- and nine-month periods ended October 1, 2011. This other income is excluded as it is not indicative of our core operating results and not comparable to other periods.

Adjusted diluted EPS in the three-month periods ended September 29, 2012 and October 1, 2011 was calculated using the reported weighted average diluted shares for each period.

Adjusted net income and adjusted diluted EPS exclude the following other income and discrete tax items that we believe are not comparable to other periods, which may have differing levels of other income or discrete tax items, or none at all:

- gain on the sale of assets of $2.0 million, net of tax of $0.3 million, in the third quarter of 2011.

- benefit from discrete tax items of $2.1 million in the third quarter of 2011. These tax benefits were primarily due to the favorable resolution of an uncertain tax position.

Reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in this press release.

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**Financial Highlights (unaudited)**
(In thousands, except per share amounts and percentages)

| Consolidated Statement of Income | Three Months Ended | | Nine Months Ended | |
| --- | --- | --- | --- | --- |
| | Sept. 29, 2012 | Oct. 1, 2011 | Sept. 29, 2012 | Oct. 1, 2011 |
| Revenues | $ 86,601 | $ 84,358 | $ 253,696 | $ 238,495 |
| Costs and Operating Expenses: | | | | |
|     Cost of revenues | 49,005 | 48,347 | 141,430 | 130,685 |
|     Selling, general, and administrative expenses | 26,171 | 26,080 | 77,804 | 76,374 |
|     Research and development expenses | 1,511 | 1,408 | 4,436 | 4,123 |
|     Other (income) expense (a) | - | (2,282) | 307 | (2,282) |
| | 76,687 | 73,553 | 223,977 | 208,900 |
| Operating Income | 9,914 | 10,805 | 29,719 | 29,595 |
| Interest Income | 63 | 122 | 231 | 343 |
| Interest Expense | (219) | (254) | (624) | (810) |
| Income from Continuing Operations before Provision for Income Taxes | 9,758 | 10,673 | 29,326 | 29,128 |
| Provision for Income Taxes | 2,055 | 774 | 7,898 | 5,974 |
| Income from Continuing Operations | 7,703 | 9,899 | 21,428 | 23,154 |
| Income (Loss) from Discontinued Operation, Net of Tax | 844 | (1,156) | 780 | (1,165) |
| Net Income | 8,547 | 8,743 | 22,208 | 21,989 |
| Net Income Attributable to Noncontrolling Interest | (86) | (95) | (151) | (246) |
| Net Income Attributable to Kadant | $ 8,461 | $ 8,648 | $ 22,057 | $ 21,743 |
| Amounts Attributable to Kadant: | | | | |
|     Income from Continuing Operations | $ 7,617 | $ 9,804 | $ 21,277 | $ 22,908 |
|     Income (Loss) from Discontinued Operation, Net of Tax | 844 | (1,156) | 780 | (1,165) |
|     Net Income Attributable to Kadant | $ 8,461 | $ 8,648 | $ 22,057 | $ 21,743 |
| Earnings per Share from Continuing Operations Attributable to Kadant: | | | | |
|     Basic | $ 0.67 | $ 0.81 | $ 1.85 | $ 1.87 |
|     Diluted | $ 0.66 | $ 0.80 | $ 1.83 | $ 1.85 |
| Earnings per Share Attributable to Kadant: | | | | |
|     Basic | $ 0.75 | $ 0.71 | $ 1.91 | $ 1.78 |
|     Diluted | $ 0.74 | $ 0.70 | $ 1.90 | $ 1.76 |
| Weighted Average Shares: | | | | |
|     Basic | 11,341 | 12,155 | 11,523 | 12,248 |
|     Diluted | 11,491 | 12,276 | 11,633 | 12,387 |

| Revenues by Product Line | Three Months Ended | | Increase (Decrease) | Increase (Decrease) Excluding Effect of Currency Translation (c,d) |
| --- | --- | --- | --- | --- |
| | Sept. 29, 2012 | Oct. 1, 2011 | | |
| Stock-Preparation | $ 34,492 | $ 33,031 | $ 1,461 | $ 2,706 |
| Doctoring, Cleaning, and Filtration (b) | 27,095 | 24,542 | 2,553 | 3,462 |
| Fluid-Handling | 23,624 | 25,310 | (1,686) | (273) |
|     Papermaking Systems Segment | 85,211 | 82,883 | 2,328 | 5,895 |
| Fiber-based Products | 1,390 | 1,475 | (85) | (85) |
| | $ 86,601 | $ 84,358 | $ 2,243 | $ 5,810 |

| | Nine Months Ended | | Increase (Decrease) | Increase (Decrease) Excluding Effect of Currency Translation (c,d) |
| --- | --- | --- | --- | --- |
| | Sept. 29, 2012 | Oct. 1, 2011 | | |
| Stock-Preparation | $ 95,883 | $ 88,674 | $ 7,209 | $ 9,328 |
| Doctoring, Cleaning, and Filtration (b) | 79,706 | 68,950 | 10,756 | 13,466 |
| Fluid-Handling | 69,733 | 72,414 | (2,681) | 415 |
|     Papermaking Systems Segment | 245,322 | 230,038 | 15,284 | 23,209 |
| Fiber-based Products | 8,374 | 8,457 | (83) | (83) |
| | $ 253,696 | $ 238,495 | $ 15,201 | $ 23,126 |

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## Sequential Revenues by Product Line

| | Three Months Ended Sept. 29, 2012 | Three Months Ended June 30, 2012 | Increase (Decrease) | Increase (Decrease) Excluding Effect of Currency Translation (c,d) |
|---|---|---|---|---|
| Stock-Preparation | $ 34,492 | $ 28,674 | $ 5,818 | $ 6,140 |
| Doctoring, Cleaning, and Filtration (b) | 27,095 | 27,546 | (451) | (537) |
| Fluid-Handling | 23,624 | 23,741 | (117) | 109 |
| Papermaking Systems Segment | 85,211 | 79,961 | 5,250 | 5,712 |
| Fiber-based Products | 1,390 | 3,021 | (1,631) | (1,631) |
| | $ 86,601 | $ 82,982 | $ 3,619 | $ 4,081 |

## Revenues by Geography (e)

| | Three Months Ended Sept. 29, 2012 | Three Months Ended Oct. 1, 2011 | Increase (Decrease) | Increase (Decrease) Excluding Effect of Currency Translation (c,d) |
|---|---|---|---|---|
| North America | $ 35,248 | $ 32,340 | $ 2,908 | $ 3,182 |
| Europe | 18,113 | 22,310 | (4,197) | (2,552) |
| China | 17,677 | 19,170 | (1,493) | (1,613) |
| South America | 5,873 | 3,725 | 2,148 | 3,047 |
| Other | 9,690 | 6,813 | 2,877 | 3,746 |
| | $ 86,601 | $ 84,358 | $ 2,243 | $ 5,810 |

| | Nine Months Ended Sept. 29, 2012 | Nine Months Ended Oct. 1, 2011 | Increase (Decrease) | Increase (Decrease) Excluding Effect of Currency Translation (c,d) |
|---|---|---|---|---|
| North America | $ 115,677 | $ 107,142 | $ 8,535 | $ 9,492 |
| Europe | 56,014 | 55,908 | 106 | 4,036 |
| China | 40,721 | 43,780 | (3,059) | (3,618) |
| South America | 17,381 | 13,304 | 4,077 | 6,098 |
| Other | 23,903 | 18,361 | 5,542 | 7,118 |
| | $ 253,696 | $ 238,495 | $ 15,201 | $ 23,126 |

## Sequential Revenues by Geography (e)

| | Three Months Ended Sept. 29, 2012 | Three Months Ended June 30, 2012 | Increase (Decrease) | Increase (Decrease) Excluding Effect of Currency Translation (c,d) |
|---|---|---|---|---|
| North America | $ 35,248 | $ 40,730 | $ (5,482) | $ (5,570) |
| Europe | 18,113 | 18,861 | (748) | (469) |
| China | 17,677 | 11,151 | 6,526 | 6,515 |
| South America | 5,873 | 5,714 | 159 | 322 |
| Other | 9,690 | 6,526 | 3,164 | 3,283 |
| | $ 86,601 | $ 82,982 | $ 3,619 | $ 4,081 |

## Business Segment Information

| | Three Months Ended Sept. 29, 2012 | Three Months Ended Oct. 1, 2011 | Nine Months Ended Sept. 29, 2012 | Nine Months Ended Oct. 1, 2011 |
|---|---|---|---|---|
| **Gross Profit Margin:** | | | | |
| Papermaking Systems | 43.6% | 42.8% | 44.0% | 45.0% |
| Fiber-based Products | 30.4% | 36.5% | 50.7% | 50.3% |
| | 43.4% | 42.7% | 44.3% | 45.2% |
| **Operating Income:** | | | | |
| Papermaking Systems | $ 14,385 | $ 14,573 | $ 38,261 | $ 38,343 |
| Corporate and Fiber-based Products | (4,471) | (3,768) | (8,542) | (8,748) |
| | $ 9,914 | $ 10,805 | $ 29,719 | $ 29,595 |
| **Adjusted Operating Income (d,f):** | | | | |
| Papermaking Systems | $ 14,385 | $ 12,291 | $ 38,261 | $ 36,061 |
| Corporate and Fiber-based Products | (4,471) | (3,768) | (8,542) | (8,748) |
| | $ 9,914 | $ 8,523 | $ 29,719 | $ 27,313 |
| **Bookings from Continuing Operations:** | | | | |
| Papermaking Systems | $ 68,230 | $ 93,965 | $ 217,242 | $ 259,797 |
| Fiber-based Products | 1,113 | 1,304 | 7,106 | 7,112 |
| | $ 69,343 | $ 95,269 | $ 224,348 | $ 266,909 |
| **Capital Expenditures from Continuing Operations:** | | | | |
| Papermaking Systems | $ 578 | $ 1,371 | $ 1,339 | $ 5,281 |
| Corporate and Fiber-based Products | 95 | 138 | 175 | 192 |
| | $ 673 | $ 1,509 | $ 1,514 | $ 5,473 |



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| Cash Flow and Other Data from Continuing Operations | Three Months Ended | | Nine Months Ended | |
|---|---|---|---|---|
| | Sept. 29, 2012 | Oct. 1, 2011 | Sept. 29, 2012 | Oct. 1, 2011 |
| Cash Provided by Operations | $ 13,205 | $ 12,293 | $ 17,737 | $ 19,499 |
| Depreciation and Amortization Expense | 2,147 | 2,100 | 6,419 | 5,947 |

| Balance Sheet Data | | Sept. 29, 2012 | Dec. 31, 2011 |
|---|---|---|---|
| **Assets** | | | |
| Cash, Cash Equivalents, and Restricted Cash | $ | 53,406 | $ 47,650 |
| Accounts Receivable, net | | 60,511 | 59,492 |
| Inventories | | 43,561 | 50,527 |
| Unbilled Contract Costs and Fees | | 6,937 | 3,244 |
| Other Current Assets | | 16,438 | 13,378 |
| Property, Plant and Equipment, net | | 37,874 | 40,095 |
| Intangible Assets | | 26,781 | 29,053 |
| Goodwill | | 107,218 | 105,959 |
| Other Assets | | 9,578 | 9,000 |
| | $ | 362,304 | $ 358,398 |
| **Liabilities and Shareholders' Investment** | | | |
| Accounts Payable | $ | 22,843 | $ 28,624 |
| Short- and Long-term Debt | | 11,875 | 12,250 |
| Other Liabilities | | 85,108 | 93,894 |
| Total Liabilities | $ | 119,826 | $ 134,768 |
| Shareholders' Investment | $ | 242,478 | $ 223,630 |
| | $ | 362,304 | $ 358,398 |

| Adjusted Operating Income and Adjusted EBITDA Reconciliation | Three Months Ended | | Nine Months Ended | |
|---|---|---|---|---|
| | Sept. 29, 2012 | Oct. 1, 2011 | Sept. 29, 2012 | Oct. 1, 2011 |
| **Consolidated** | | | | |
| Net Income Attributable to Kadant | $ 8,461 | $ 8,648 | $ 22,057 | $ 21,743 |
| Net Income Attributable to Noncontrolling Interest | 86 | 95 | 151 | 246 |
| (Income) Loss from Discontinued Operation, Net of Tax | (844) | 1,156 | (780) | 1,165 |
| Provision for Income Taxes | 2,055 | 774 | 7,898 | 5,974 |
| Interest Expense, net | 156 | 132 | 393 | 467 |
| Operating Income | 9,914 | 10,805 | 29,719 | 29,595 |
| Other income | - | (2,282) | - | (2,282) |
| Adjusted Operating Income (d) | 9,914 | 8,523 | 29,719 | 27,313 |
| Depreciation and Amortization | 2,147 | 2,100 | 6,419 | 5,947 |
| Adjusted EBITDA (d) | $ 12,061 | $ 10,623 | $ 36,138 | $ 33,260 |
| **Papermaking Systems** | | | | |
| Operating Income | $ 14,385 | $ 14,573 | $ 38,261 | $ 38,343 |
| Other income | - | (2,282) | - | (2,282) |
| Adjusted Operating Income (d) | 14,385 | 12,291 | 38,261 | 36,061 |
| Depreciation and Amortization | 2,030 | 1,985 | 6,063 | 5,589 |
| Adjusted EBITDA (d) | $ 16,415 | $ 14,276 | $ 44,324 | $ 41,650 |
| **Corporate and Fiber-based Products** | | | | |
| Operating Loss | $ (4,471) | $ (3,768) | $ (8,542) | $ (8,748) |
| Depreciation and Amortization | 117 | 115 | 356 | 358 |
| EBITDA (d) | $ (4,354) | $ (3,653) | $ (8,186) | $ (8,390) |

(a)  Includes accelerated depreciation of $307 in the nine-month period ended September 29, 2012 associated with the anticipated disposal of equipment in China related to a facility consolidation. Includes a pre-tax gain from the sale of assets of $2,282 in the three- and nine-month periods ended October 1, 2011.

(b)  New product line presentation beginning in the third quarter of 2012. This product line was formerly presented separately as doctoring, water-management, and other product lines. Prior period amounts have been recast to conform to the current presentation.

(c)  Represents the increase (decrease) resulting from the conversion of current period amounts reported in local currencies into U.S. dollars at the exchange rate of the prior period compared to the U.S. dollar amount reported in the prior period.

(d)  Represents a non-GAAP financial measure.

(e)  Geographic revenues are attributed to regions based on customer location. Periods prior to 2012 have been recast to conform to the current presentation.

(f)  See reconciliation to the most directly comparable GAAP financial measure under "Adjusted Operating Income and Adjusted EBITDA Reconciliation."

**About Kadant**

Kadant Inc. is a leading supplier to the global pulp and paper industry. Our stock-preparation; fluid-handling; and doctoring, cleaning, and filtration products are designed to increase efficiency and improve quality in pulp and paper production. Many of our products, particularly in our fluid-handling product line, are also used to optimize production in other process industries. In addition, we produce granules from papermaking byproducts for agricultural and lawn and garden applications. Kadant is based in Westford, Massachusetts, with revenues of $335 million in 2011 and 1,700 employees in 17 countries worldwide. For more information, visit www.kadant.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements about our expected future financial and operating performance, demand for our products, future order activity, and economic and industry outlook. There can be no assurance that we will be able to record bookings or recognize revenues on the future orders described in this release. Our actual results may differ materially from these forward-looking statements as a result of various important factors, including those set forth under the heading "Risk Factors" in Kadant's quarterly report on Form 10-Q for the quarter ended June 30, 2012. These include risks and uncertainties relating to our dependence on the pulp and paper industry; significance of sales and operation of manufacturing facilities in China; our ability to adjust operating costs and manufacturing sufficiently in China to meet demand; commodity and component price increases or shortages; international sales and operations; competition; soundness of suppliers and customers; our effective tax rate; future restructurings; soundness of financial institutions; our debt obligations; restrictions in our credit agreement; litigation costs related to our discontinued operation; our acquisition strategy; protection of patents and proprietary rights; failure of our information systems or breaches of data security; fluctuations in our share price; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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